                                                                    EXHIBIT 20.1

Broadway Stores, Inc.
The Broadway Emporium Weinstocks

                                     Contacts:
                                           Carol Sanger
                                           513/579-7764

                                           Bill Ihle
                                           213/227-3884

FOR IMMEDIATE RELEASE


                   BROADWAY AGREES TO MERGER WITH FEDERATED

     CINCINNATI, OH, and LOS ANGELES, CA, August 14, 1995--Federated Department Stores, Inc. and Broadway Stores, Inc. jointly announced today that the boards of directors of both companies have approved a definitive agreement providing for a stock-for-stock merger under which Broadway Stores will become a subsidiary of Federated. The merger is expected to take place by mid-to-late October.

     Los Angeles-based Broadway Stores, Inc. is a leading retailer in the western U.S., with annual sales of more than $2 billion. Broadway currently operates 83 department stores under the names of The Broadway, Emporium and Weinstocks; 71 of the stores operate in California, with the remainder in Arizona, Colorado, Nevada and New Mexico.

     "There are few deals too good to pass up because of what they can mean to a company strategically over the longer term," Allen Questrom, Federated's chairman and chief executive officer, said in making today's announcement. "Because this merger will enable us to broaden our base of store operations in this important area of the country, we think this is one of those deals for Federated."

     While the company has not yet finalized its plans, Federated anticipates retaining and operating a significant number of the stores acquired in the merger with Broadway, and divesting the remainder over the next year or so. Most of the retained stores will be converted to Macy's/Bullock's or, in the case of a few of the acquired stores, to Bloomingdale's, marking that prestigious chain's first entry into California.

     An operational conversion of the retained Broadway stores into Macy's/Bullock's or Bloomingdale's is expected to be initiated early in 1996; in the interim, Broadway, Emporium and Weinstocks stores will continue operating as they are now until after the first of the year.

     Federated said it is too early in the process to provide any additional information

                                    (more)
on specific store sale, retention or conversion plans; those decisions and subsequent announcements will not be forthcoming until after the merger is completed this fall.

     "We expect that most of Broadway's stores that we retain will be converted to Macy's/Bullock's after the merger, and a few will become Bloomingdale's," Questrom said. "We are delighted at the opportunity to acquire these fine stores, because it represents a singularly unique opportunity to significantly expand Federated's presence on the West Coast, and to enhance the company's competitive position for the benefit of consumers in those communities."

     In the merger, each of Broadway's approximately 46.9 million outstanding shares of common stock will be converted into 0.27 shares of Federated common stock; accordingly, Federated will issue approximately 12.7 million shares of new Federated common stock in the merger transaction.

     In connection with the merger, Federated also agreed to acquire Broadway's existing mortgage loan of approximately $422 million from Prudential Insurance Company of America, in exchange for additional Federated common stock to be valued at $200.0 million at the time of acquisition, plus approximately $222 million of new indebtedness.

     In addition, as a result of the transaction, Broadway's working capital lender has undertaken to liberalize the financial covenants on that facility, and to increase the size of the facility.

     "With Federated as an industry partner, we expect that we will be able to reassure our trade resources and our people immediately and dramatically, and we expect an immediate return to a normal trade situation," said David L. Dworkin, president and chief executive officer of Broadway.

     Zell/Chilmark L.P., which presently owns approximately 54 percent of Broadway's outstanding common stock, has agreed to vote those shares in favor of the merger and has granted Federated an option to buy those shares at the merger exchange ratio. A meeting of Broadway shareholders for the purpose of voting on the merger is expected to take place in October.

     In addition to customary conditions, the merger is conditioned on both parties' receipt of certain bank consents and waivers.

     "Broadway always has had an amazing collection of assets. With this transaction, the prospect for superior utilization of those assets has increased," said Sam Zell, general

                                    (more)
partner of Zell/Chilmark. "This deal is good for The Broadway, its employees and vendors. Shareholders will have a continuing interest in a well managed retail company, with lots of growth potential and benefits of enhanced economies of scale."

     James M. Zimmerman, Federated's president and chief operating officer, noted that in recent years, Federated has "acquired a tremendous amount of experience in merging divisional operations and converting store nameplates. Because of this, we believe we will be able to effect a smooth transition of Broadway Stores into Federated, and to effectively convert these stores into Macy's/Bullock's or Bloomingdale's with a minimum of disruption to our existing business."

      Zimmerman said Federated currently expects to invest approximately $525 million in capital for conversions and major remodels of stores acquired and retained from the Broadway merger over the period from 1996-1999. Sales generated by retained stores are expected to add approximately $1.4 billion annually to Federated's annual sales totals in their first full year, which would be beginning in Fiscal 1997. These numbers are subject to change as plans are finalized.

     As a result of the merger, Federated will take one-time charges against earnings in the current and possibly the next fiscal year; the actual amount of these charges cannot yet be determined.

     Federated, with corporate offices in Cincinnati and New York, is one of the nation's leading retailers, with annual sales before the merger of more than $14 billion. Federated currently operates 354 department stores and more than 100 specialty and clearance stores in 35 states under the names of Bloomingdale's, The Bon Marche, Bullock's, Burdines, Goldsmith's, Jordan Marsh, Lazarus, Macy's, Rich's and Stern's, as well as Aeropostale, Charter Club and Macy's Close Out.

                                      ###